DLA Piper LLP (US) 2525 East Camelback Road Suite 1000 Phoenix, AZ 85016 www.dlapiper.com Kevin Criddle kevin.criddle@us.dlapiper.com T 480 606 5129
June 12, 2024
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: David Duchovny

Re:	Hagerty, Inc.
SC TO-I filed June 3, 2024
File No. 005-92476
Registration Statement on Form S-4 filed June 3, 2024
File No. 333-279919
Mr. Duchovny:
On behalf of Hagerty, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 10, 2024 (the “Comment Letter”) with respect to the Company’s Schedule TO-I (the “Schedule TO”) and Registration Statement on Form S-4 (the “Registration Statement”) relating to the Company’s offer (the “Offer”) to exchange each outstanding warrant (the “Warrants”) tendered by holders for shares of Class A Common Stock of the Company (the “Shares”). The italicized and numbered paragraph below corresponds to the numbered paragraph in the Comment Letter and is followed by the Company’s response.
Schedule TO-I
General
1.We note that you entered into tender and support agreements with holders of approximately 44.3% of the Public Warrants, 57.2% of the Private Placement Warrants and 81.5% of the PIPE Warrants. We also note that, with respect to the holders of such warrants, you appear to have completed the exchange privately. Please provide us your analysis as to why you believe you may register the issuance of shares to such holders.
Response: The Company respectfully submits that it may register the issuance of the Shares in reliance upon the principles set forth in the Staff’s guidance in Compliance and Disclosure

Division of Corporation Finance
June 12, 2024

Interpretations, Securities Act Sections (“Securities Act CDI”), Question 139.29 (“Question 139.29”).
In Question 139.29, the Staff acknowledged the legitimate business reasons for seeking agreements to tender in the context of a registered debt exchange offer and noted that it will not object to the registration of offers and sales when lock-up agreements are signed prior to the filing of a registration statement in the following circumstances:
▪the lock-up agreements are signed only by accredited investors;
▪the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;
▪a tender offer will be made to all holders of the particular series of notes; and
▪all note holders eligible to participate in the exchange offer are offered the same amount and form of consideration.
While Question 139.29 expressly addresses a registered debt exchange offer, the Company respectfully submits that the same legitimate business reasons for seeking an agreement to tender apply in the context of a registered warrant exchange offer. The Staff has applied similar principles in other settings, such as in Securities Act CDI Question 139.30 (third-party exchange offer for subject securities) and Question 239.13 (acquiring company in business combination), and there are examples of warrant exchange transactions similar to the Offer in which the Staff has not objected to this analysis. In addition, the Company submits that no features of the Offer present unique risks to investors that undermine the policy rationale of Question 139.29.
The Company respectfully advises the Staff that each of the circumstances outlined in Question 139.29 are present in the Offer. Each of the Warrant holders that signed a tender and support agreement (the “Signing Holders”) is an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and most are “qualified institutional buyers” as defined in Rule 144A under the Securities Act. In addition, the Signing Holders collectively own less than 100% of each particular series of Warrants, and considerably less than that threshold on a cumulative basis across all series of Warrants. The Offer is being made to all holders of all series of outstanding Warrants. Finally, all Warrant holders are being offered the same amount and form of consideration in the Offer.
For these reasons, the Company respectfully submits that it may register the issuance of the Shares in reliance upon the principles set forth in Question 139.29.
* * * *

Division of Corporation Finance
June 12, 2024

We and the Company appreciate the Staff’s attention to the review of the Schedule TO and Registration Statement. Please do not hesitate to contact me at (480) 606-5129, if you have any questions regarding this letter, the Schedule TO or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Kevin Criddle

Kevin Criddle
Partner
DLA Piper (US) LLP
cc:    Diana Chafey (Hagerty, Inc.)